Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On April 28, 2011, Constellation Energy made the following presentation to its employees relating to the proposed merger with Exelon Corporation.

Exelon and Constellation Energy Announce Merger April 28, 2011 Creating a Clean, Competitive Future

Cautionary Statements Regarding Forward-Looking
Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange
Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,”
“anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy
Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger;

Cautionary Statements Regarding Forward-Looking
Information (Continued)
(10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange
Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1)  Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial
Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18;
(2)  Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other
Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and
Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial
Statements: Note 12; and (3)  Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b)
ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8.
Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the
Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE
JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME
AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation,
Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation
Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the
SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-
SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by
Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding
Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on
April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Creating Value Through a Strategic Merger
• Delivers financial benefits to both sets of shareholders
• Increases scale and scope of the business across the value chain
• Matches the industry’s premier clean merchant generating fleet with the leading retail and wholesale customer platform
• Diversifies the generation portfolio
• Continued upside to power market recovery
• Maintains a strong regulated earnings profile with large urban utilities
Combining Exelon’s generation fleet and Constellation’s customer-facing businesses creates a strong platform for growth and delivers benefits to investors and customers

Exelon
Generation
Constellation Energy

Exelon. Constellation Energy

Combining Constellation’s leading competitive
businesses and Exelon’s clean generation…
Captures value across a range
of market conditions
Directly links consumers of
electricity and generation
assets
Spreads credit risk across
more parties
Adds asset optimization
opportunities
Generation Load
Optimizes cost structure by
reducing 3
rd
party transactions
Reduces working capital
requirements and liquidity
needs
…Creates a platform for future growth and optimization of earnings and cash flows

Upstream

Downstream

Power Generation Assets
Exelon
Constellation
Competitive Retail and Wholesale Operations
MISO
PJM
ERCOT
ISO-NE & NY
West
SERC

Exelon. Constellation Energy

Scale, Scope and Flexibility Across the Value Chain
Upstream Downstream

Reserves (gas)
266 bcf
Owned
Generating Capacity
34 GWs
(1)
Electric
Transmission
7,350 miles
Electric & Gas Dist.
6.6 million customers
Retail &
Wholesale Volumes
(2)
(Electric & Gas)
~165 TWh, 405 bcf
Note: Data as of 12/31/10 unless stated otherwise.
(1)   Generation capacity net of market mitigation assumed to be 2,648 MW consisting of Brandon Shores (1,273 MW), H.A. Wagner (976 MW) and CP Crane (399 MW).
(2)   Electric load includes all booked 2011E competitive retail sales, wholesale sales, and sales to load serving entities including ComEd swap. Gas load includes all booked and forecasted 2011E competitive retail sales.

5.8
0.5
9.1
Exelon Constellation
23.2
27.8
MISO (TWh)
PJM (TWh)
South
(1)
(TWh)
ISO-NE & NY ISO
(2)
(TWh) West (TWh)
Load Generation
31.8
42.8
147.3
58.7
Exelon Constellation
4.8
27.1
9.1
Exelon Constellation
Exelon Constellation
2.4
0.4
0.4
Exelon
Constellation
Load
Generation
Generation Load
Load
Generation
Load Generation
6.3
9.1
101.5
179.1
27.8
23.2
27.1
13.9
2.4
0.8
Portfolio Matches Generation with Load in
Key Competitive Markets
The combination establishes an industry-leading platform with regional diversification of the generation fleet
(1) Represents load and generation in ERCOT, SERC and SPP.
(2) Constellation load includes ~0.7TWh of load served in Ontario
Note: Data for Exelon and Constellation represents expected generation and load for 2011 as of 12/31/10.
Exelon load includes ComEd Swap, load sold through affiliates, fixed and indexed load sales and load sold through POLR auctions.
Constellation load includes load sold through affiliates, fixed and indexed load sales and load sold through POLR auctions.

A Clean Generation Profile Creates Long-Term
Value in Competitive Markets
(1)   Net of market mitigation assumed to be 2,648 MW.
(2) Constellation generation includes Boston Generation acquisition (2,950 MW of natural gas) and excludes Quail Run (~550 MW of natural gas).
Constellation nuclear reflects 50.01% interest in Constellation Energy Nuclear Group LLC.
Exelon Standalone
Total Generation: 25,619 MW
Constellation Standalone
(2)
Total Generation: 11,430 MW
Pro forma Company (Net of Mitigation)
(1)
Total Generation: 34,401 MW

Combined company remains the premier low-cost generator
Coal
6%
Oil
8%
Gas
11%
Hydro
6%
Wind/Solar/Other
3%
Nuclear
67%
Coal
24%
Nuclear
17%
Gas
52%
Wind/Solar/Other
2%
Hydro
3%
Oil
3%
Nuclear
55%
Coal
6%
Oil
7%
Gas
24%
Hydro
6%
Wind/Solar/
Other
2%

ComEd
An Exelon Company

PECO
An Exelon Company

BGE

Exelon. Constellation Energy

Expertise in Operating Regulated Utilities in
Large Metropolitan Areas
• 3.8 million electric customers
• Service Territory: 11,300 square miles
• Peak Load
(1)
: 23,613 MW
• 2011 Rate Base
(2)
: $9.3 billion
• 1.6 million electric customers
• 0.5 million gas customers
• Service Territory: 2,100 square miles
• Peak Load
(1)
: 8,932 MW
• 2011 Rate Base
(2)
: $5.0 billion
• 1.2 million electric customers
• 0.7 million gas customers
• Service Territory: 2,300 square miles
• Peak Load
(1)
: 7,198 MW
• 2011 Rate Base
(2)
: $3.9 billion
(1) Peak load represents all-time peak load.
(2) Estimated rate base as of end of year.

What Does This Mean to You
The combined company will create the nation’s leading competitive energy supplier and America’s largest clean energy fleet
•
Growth will enable greater employee development opportunities
•
Pride in maintaining strong presence in Baltimore with new
headquarters for commercial and renewable energy businesses
located in newly built or renovated LEED Building
•
Continued commitment to the communities in which we live and serve
(1) Assumes potential mitigation requirements to be ~2,648 MW.

Our Commitment to You We are committed to open, complete, frequent communication. We will communicate with you when information is available. 11

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